SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31218; 812-14251]

Persimmon Capital Management LP and Northern Lights Fund Trust III; Notice of Application

August 19, 2014

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act.

Summary of Application: Applicants request an order that would permit them to enter into and materially amend subadvisory agreements without shareholder approval.

Applicants: Persimmon Capital Management LP (the "Adviser") and Northern Lights Fund Trust III (the "Trust").

Filing Dates: The application was filed on December 16, 2013 and amended on April 17, 2014. Applicants have agreed to file an amendment during the notice period, the substance of which is reflected in this notice.

 Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on September 15, 2014, and should be accompanied by proof of service on the applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: The Trust: Northern Lights Fund Trust III, 17605

Wright Street, Omaha, NE 68130; The Adviser: Persimmon Capital Management LP, 1777

Sentry Parkway West, Gwynedd Hall, Suite 102, Blue Bell, PA 19422.

For Further Information Contact: Kieran G. Brown, Senior Counsel, at (202) 551-6773, or

James M. Curtis, Branch Chief, at (202) 551-6712 (Division of Investment Management, Chief

Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

     1.   The Trust is organized as a Delaware statutory trust and is registered as an open-

end management investment company with multiple series. Each series of the Trust has its own

investment objective, policies and restrictions, and each is managed by various advisers and

subadvisers.[1]

     2.   The Adviser is a Delaware limited partnership registered as an investment adviser

under the Investment Advisers Act of 1940 ("Advisers Act"). The Adviser serves as the

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[1]   The Persimmon Long/Short Fund (the "Persimmon Fund") is a series of the Trust and is the only
existing Fund (defined below) that currently intends to rely on the requested order. Applicants also
request relief with respect to any existing or future registered open-end management investment
company or series thereof that (a) is advised by the Adviser, including the Adviser's successors and
any entity controlling, controlled by or under common control with the Adviser (included in the term
"Adviser"); (b) uses the manager-of-managers structure ("Manager of Managers Structure")
described in the application; and (c) complies with the terms and conditions of the application
(together with the Persimmon Fund, the "Funds" and each, individually, a "Fund"). The only existing
investment company that currently intends to rely on the requested order, the Trust, is named as an
applicant. For purposes of the requested order, "successor" is limited to an entity that results from a
reorganization into another jurisdiction or a change in the type of organization.

investment adviser of the Persimmon Fund. The Adviser provides investment management

services to the Persimmon Fund pursuant to an investment advisory agreement with the Trust

(the "Advisory Agreement").[2] The terms of the Advisory Agreement comply with section 15(a)

of the Act. The Advisory Agreement was approved by the board of trustees of the Trust (the

"Board"; the term "Board" also includes the board of trustees or directors of a future Fund),

including by a majority of the trustees who are not "interested persons" (as defined in section

2(a)(19) of the Act) of the Trust or Adviser (the "Independent Trustees"), and was approved by

the initial shareholder of the Persimmon Fund in the manner required by sections 15(a) and (c)

of the Act and rule 18f-2 thereunder.[3]

      3.   Under the terms of the Advisory Agreement, the Adviser is responsible for the

overall management of the Persimmon Fund's business affairs and selecting investments in

accordance with the Persimmon Fund's investment objectives, policies and restrictions. For the

investment management services that it provides to the Funds, the Adviser receives the fee

specified in the Advisory Agreements. In addition, pursuant to the Advisory Agreement, the

Adviser may retain one or more subadvisers (each, a "Subadviser") for the purpose of managing

all or a portion of the assets of the Persimmon Fund. Pursuant to its authority under the

Advisory Agreements, the Adviser intends to enter into subadvisory agreements (the

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[2]   The Adviser will enter into substantially similar investment advisory agreements to provide
investment management services to future Funds ("Future Advisory Agreements"). The terms of
Future Advisory Agreements will comply with Section 15(a) of the Act, and Future Advisory
Agreements will be approved by shareholders and by the Board, including a majority of the
Independent Trustees, in the manner required by Sections 15(a) and 15(c) of the Act and rule 18f-2
thereunder. Applicants are not seeking any exemptions with respect to Future Advisory
Agreements. References to any Advisory Agreement or Advisory Agreements include Future
Advisory Agreements as they pertain to future Funds.

[3]   Applicants are not seeking any exemptions with respect to the Advisory Agreements.

"Subadvisory Agreements") with certain unaffiliated Subadvisers to provide investment advisory services to the Funds. Each Subadvisory Agreement will be approved by the Board, including by a majority of the Independent Trustees in accordance with Sections 15(a) and 15(c) of the Act. In addition, the Subadvisory Agreements will comply fully with the requirements of Sections 15(a) and 15(c) of the Act other than the shareholder approval required under Section 15(a). Each Subadviser to a Fund will be an "investment adviser," as defined in section 2(a)(20)(B) of the Act, and registered as an investment adviser under the Advisers Act or will not be subject to registration under such Act.[4]

4.   The Adviser will supervise the management and investment programs and operations of the Funds and evaluate the abilities and performance of other money management firms in order to identify appropriate Subadvisers for the Fund's investment strategy. After a Subadviser is selected, the Adviser will continuously supervise and monitor the Subadviser's performance and periodically recommend to the Board which Subadvisers should be retained or released. Neither the Trust nor the Funds will be responsible for paying subadvisory fees to any Subadviser. The Adviser will compensate the Subadvisers for a Fund out of the advisory fees that are paid to the Adviser under the applicable Advisory Agreement.

5.   Applicants request an order to permit the Adviser, subject to the approval of the Board), to do the following without obtaining shareholder approval: (a) select certain unaffiliated Subadvisers to manage all or a portion of the assets of the Persimmon Fund or future Funds pursuant to Subadvisory Agreements, and (b) materially amend Subadvisory Agreements

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[4]   If the name of any Fund contains the name of a Subadviser, the name of the Adviser will precede the name of the Subadviser.

with the Subadvisers. Each Fund's prospectus has contained or will contain, at all times following the approval of the Manager of Managers Structure, the disclosure required by condition 2 below.

6.   The requested relief will not extend to any subadviser that is an affiliated person, as defined in section 2(a)(3) of the Act, of the Trust, a Fund or the Adviser (other than by reason of serving as a subadviser to one or more Funds) ("Affiliated Subadviser").

7.   The Funds will inform shareholders of the hiring of a new Subadviser pursuant to the following procedures ("Modified Notice and Access Procedures"): (a) within 90 days after a new Subadviser is hired for any Fund, that Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement, as applicable;[5] and (b) the Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days.

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[5]   The "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934 ("Exchange Act"), and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi manager Information Statement may be obtained, without charge, by contacting the Funds. A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement. Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written contract that has been approved by the vote of a majority of the company's outstanding voting securities. Rule 18f-2 under the Act provides that each series or class of securities in a series investment company affected by a matter must approve that matter if the Act requires shareholder approval.

2.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that the requested relief meets this standard for the reasons discussed below.

3.   Applicants assert that the requested relief is consistent with the protection of investors. Primary responsibility for management of the Funds, including the selection and supervision of the Subadvisers, is vested in the Adviser, subject to the oversight of the Board. Applicants state that from the perspective of the investor, the role of the Subadvisers with respect to the Funds is substantially equivalent to the role of the individual portfolio managers employed by the Adviser for a Fund's assets managed by the Adviser. Both the portfolio managers and the Subadvisers are concerned principally with the selection of portfolio investments in accordance with each Fund's respective investment objectives and policies and have no significant supervisory, management or administrative responsibilities with respect to the Funds.

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Applicants state that requiring shareholder approval of each Subadvisory Agreement would impose costs and unnecessary delays on the Funds, and may preclude the Adviser from acting promptly in a manner considered advisable by the Board. Applicants note that the Advisory Agreements and any subadvisory agreement with an Affiliated Subadviser will remain subject to sections 15(a) and (c) of the Act and rule 18f-2 thereunder.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Before a Fund may rely on the requested order, the operation of the Fund in the manner described in the application will be approved by a majority of the Fund's outstanding voting securities, as defined in the Act, or in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that Fund to the public.

2.   Each Fund relying on the requested order will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to the application. Each Fund will hold itself out to the public as utilizing the Manager of Managers Structure. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination, and replacement.

3.   Funds will inform shareholders of the hiring of a new Subadviser within 90 days after the hiring of the new Subadviser pursuant to the Modified Notice and Access Procedures.

4.   The Adviser will not enter into a subadvisory agreement with any Affiliated Subadviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.   At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.   Whenever a subadviser change is proposed for a Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

7.   The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of each Fund's assets and, subject to review and approval of the Board, will: (a) set each Fund's overall investment strategies; (b) evaluate, select and recommend Subadvisers to manage all or a part of each Fund's assets; (c) allocate and, when appropriate, reallocate each Fund's assets among one or more Subadvisers; (d) monitor and evaluate the performance of Subadvisers; and (e) implement procedures reasonably designed to ensure that the Subadvisers comply with each Fund's investment objective, policies and restrictions.

8.   No trustee or officer of the Trust or a Fund, or director, manager, or officer of the Adviser, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Subadviser, except for (a) ownership of interests

in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Subadviser or an entity that controls, is controlled by, or is under common control with a Subadviser.

9. Any new Subadvisory Agreement or any amendment to an existing Advisory Agreement or Subadvisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Fund will be submitted to the Fund's shareholders for approval.

10. In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary